NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

EXTENSION RIDER

To be attached to and form part of Bond No 24201270.

in favor of Advisors Preferred Trust.

In consideration of the additional premium charged for the attached bond, it is hereby agreed that:

1. The Bond Period in Item 2 of the Declarations is changed from January 15, 2016 to March 1, 2017.

2. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

3. This rider shall become effective as 12:01 a.m. on January 15, 2016.

By:

Authorized Representative

Additional Premium: $231.73

Authorization to Obtain Fidelity Bond and T&O/E&O Policies

RESOLVED, that the appropriate officers of the Trust are authorized to make any and all payments and to do any and all other acts, in the name of the Trust and the Trust’s Trustees and officers, as they or any of them may determine to be necessary or appropriate in connection with obtaining a fidelity bond in the amount as may be required under Rule 17g-1 under the Investment Company Act of 1940; and

FURTHER RESOLVED, that the appropriate officers of the Trust are authorized to make any and all payments and to do any and all other acts, in the name of the Trust and the Trust’s Trustees and officers, as they or any of them may determine to be necessary or appropriate in connection with obtaining a Trustees’ and Officers’ Errors and Omissions Liability Insurance Policy.